Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

May 26, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 3 to Confidential Draft Registration Statement on Form S-1

Submitted February 16, 2016

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 3 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on February 16, 2016 (the “Draft Registration Statement”), as set forth in your letter dated February 25, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Draft Registration Statement).

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page F-37

1.                                      Please tell us your consideration for disclosing the restricted stock unit and stock option awards granted on February 4, 2016, including the aggregate fair value of the awards and the periods over which the fair value will be recognized as stock-based compensation expense. We refer you to ASC 855-10-50-2.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page F-42 to address the Staff’s comment.

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP